AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12,
                                      1999
                           REGISTRATION NO. ________

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        --------------------------------


                                   FORM 10SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES Of Small Business Issuers Under
                         Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934

                         ------------------------------

                           UNITED VENTURES GROUP INC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                          65-0675444

(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

3000 47th AVENUE, LONG ISLAND CITY, NEW YORK                       11101
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:           (212) 361-0400

                         ------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

      TITLE OF EACH CLASS                         NATURE OF EACH EXCHANGE ON
             WHICH
      TO BE SO REGISTERED                         EACH CLASS IS TO BE REGISTERED

                                      None

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              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                     Common Stock, .001 par value per share
                                (Title of Class)
                                TABLE OF CONTENTS
                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS......................................1

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                  PLAN OF OPERATION...........................................25

ITEM 3.           DESCRIPTION OF PROPERTIES...................................37

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT..............................................37

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS,
                  PROMOTERS AND CONTROL PERSONS...............................38

ITEM 6.           EXECUTIVE COMPENSATION......................................40

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............42

ITEM 8.           DESCRIPTION OF  SECURITIES TO BE REGISTERED ................49

                                     PART II

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                  EQUITY AND RELATED STOCKHOLDER MATTERS......................43

ITEM 2.           LEGAL PROCEEDINGS...........................................43

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ..............45

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES  ...................48

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS...................49

                  FINANCIAL STATEMENTS AND EXHIBITS...........................50





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ITEM 1
                                    BUSINESS

Company

     United Ventures Group, Inc., through its wholly owned subsidiary Jarnow Corp. (the"Company") is a manufacturer, designer and distributor of karat gold jewelry in the United States. The Company offers its customers a large selection of jewelry styles, consistent product quality and prompt delivery of product orders. The Company's customers include mass merchandisers, discount stores, home shopping networks, catalog showrooms, warehouse clubs and jewelry wholesalers and distributors. In fiscal 1997 and in the ten month period ended October 31, 1998, sales were made to approximately 100 customers, with sales to the Company's five largest customers accounting for approximately 40% of net sales. The Company's principal product line is a wide assortment of 14 karat gold earrings, charms, bracelets and rings. The Company currently offers over 1000 styles of gold charms, earrings, bracelets and rings, with the majority of its products retailing between $50 and $300. The Company's products are intended to appeal to consumers who are value conscious as well as fashion conscious. The Company also has engaged in the design, manufacture and distribution of karat gold jewelry accented with colored gemstones.

     The Company plans to focus its efforts on increasing its customer base through expansion into department stores. The Company also seeks to expand its product line and customer base through selective acquisitions of other concerns which distribute complementary jewelry products, although it has not identified any particular acquisition as of the date of this Registration Statement. The Company intends to finance its long-term growth strategy using, internally generated funds and, if necessary, borrowings under credit facilities.

     Jarnow Corp., the Company's only active subsidiary, was incorporated in New York State in July 1993. The Company acquired all of the issued and outstanding shares of Shilaat Corp., a New York Corporation, which owns all of the shares of Jarnow Corp. on November 26, 1998 in exchange for 3,750,000 shares of the Company's Common Stock. Between November 1993 and April 1994, Jarnow acquired the assets of Ultimar Creations, Inc. a manufacturer of fashion earrings and rings, the American Charm division of Goldline Co., a manufacturer of charms, and the assets of Joe Eisenberger & Co., Inc., a manufacturer of staple earrings and rings. Each of these companies had separate manufacturing facilities, used different manufacturing techniques, marketed their products through different channels, had different customer bases, different personnel and different bookkeeping systems. Within eight months, Jarnow was able to combine all three companies into one facility, restructure the personnel, establish common manufacturing processes and bookkeeping methods and substantially retain the customer bases of each of the acquired companies. The Company believes that its growth was attributed to its ability to furnish its customers with high quality, innovatively styled jewelry, at reasonable cost, combined with a high level of customer service.

Sources of Supply

     The principal raw materials purchased by the Company are gold and semi-precious stones. Approximately 90% of the Company's purchases are gold and 10% precious and semi-precious stones. The Company purchases both its gold requirements and its precious and semi-precious stones from numerous local and offshore suppliers in both small and large quantities. Gold acquired for manufacture is at least .9995 fine and is then combined with other metals to produce 14 karat and 10 karat gold. The term "karat" refers to the gold content of alloyed gold, measured from a maximum of 24 karats (100% fine gold). Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 14 karat gold of different colors. These alloys are in abundant supply and are readily available.

     Precious and semi-precious stones are available from many suppliers in the United States. The world's supply of diamonds comes primarily from De Beers Consolidated Mines, Limited ("De Beers"), a South African company. The continued availability of diamonds to the jewelry industry is dependent, to some degree, on a continual supply from De Beers. While several other countries are major suppliers of diamonds, in the event of an interruption of

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supply from South Africa,  the Jewelry industry,  as a whole, could be adversely affected, which could impact the supply of diamonds to the Company.

     The Company has no continuing contracts with any of its suppliers and its relationship with them may be terminated by either party at any time. The Company is not dependent upon any particular supplier for its raw materials. The Company has not encountered and does not envisage in the future, any difficulty in obtaining sufficient raw materials for its needs.

     The Company generally lessens the risk of market fluctuations in the price of gold by either using the price it pays for the gold to determine the prices it charges to its customers for finished products incorporating the gold or by maintaining appropriate forward contracts for the purchase of gold which protect the Company against fluctuations in the price of gold between the order date and the date of sale.

     The Company does not presently engage in hedging activities with respect to possible fluctuations in the prices of precious, semi-precious gemstones or metals. The Company believes the risk of not engaging in such activities is minimal, since historically the Company has been able to adjust prices as material fluctuations have occurred. The Company believes that a downward trend in the prices of stones or metals would have little, if any, impact on the valuation of the Company's inventories.

Manufacturing

     The Company maintains an in-house design staff to create new designs for its products and to work closely with the Company's senior officers and marketing personnel to develop new products meeting the needs of the Company's customers. The Company's marketing and merchandising staff also work in partnership with major customers to develop products that are sold by those customers. The Company's policy is to obtain proprietary protection for its products and designs whenever possible. The Company updates its product catalogue each year by adding new designs and eliminating less popular styles.

     At the Company's facility in New York City, manufacturing processes combine modern technology with hand craftsmanship to produce fashionable and affordable jewelry products. Gold jewelry is principally produced using the "lost wax" method of investment casting. This manufacturing operation originates with a hand designed original which is then taken through a reverse molding procedure to create a rubber mold. The rubber mold is infused with wax and a series of such wax pieces are then surrounded in plaster of Paris. The plaster of paris is placed in a furnace where the wax is eliminated by subjecting the plaster to high temperatures. Molten gold is then infused into the areas from which the wax has been eliminated and a rough gold piece is removed after cooling. The piece produced through this investment casting method must be ground and polished and in some cases, set with stones. The Company also produces tools for many of its products that are capable of stamping out gold items. This process enables the Company to produce many of its gold items more cheaply than using the lost wax method.

     One of the other production methods used is stamping. The Company creates tools and dies for a large variety of products and then stamps out the products. Stamping dies are custom produced by computer-aided tool cutting machines or are hand crafted. The rough, stamped pieces are then trimmed and rounded. Precious, semi-precious, or synthetic stones may be set in the individual pieces.

     Substantially all of the Company's jewelry is manufactured by the Company in its plant in New York City. The Company has facilities in its plant for gold casting, gold stamping and tool manufacturing and has the ability to design an item and to progress from design to finished product in under four weeks. Its products are designed by an in-house staff, which enables the Company to rapidly produce customer samples embodying new fashion trends.


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Marketing and Sales

     The Company markets and sells its jewelry primarily through its in-house sales force. Sales are made by its sales personnel primarily at the Company's showroom in its New York City facility and at direct presentations at customer's locations. Products are promoted through the use of catalogues and trade show exhibitions.

     The Company has an in-house sales force and does not employ outside regional sales offices, and does not supply outside salespersons with samples. This sales structure enables management to control the Company's selling operation more effectively as well as to deal directly with and be readily accessible to major customers. The Company supplements these sales efforts through attendance at major industry trade shows. The Company assists its customers in allocating their purchasing budgets among the different items offered by the Company and monitors retail sales in order to assess customer response to its products. The Company advertises in industry trade journals and participates with customers in cooperative advertising programs. There are also ads appearing in the promotional advertising pieces of its customers which are paid for by its customers.

     The marketing efforts of the Company are directed towards large retailers, such as mass merchandisers and discount stores, catalog showrooms, national and regional jewelry chains, home shopping networks, warehouse clubs, department stores and large regional wholesalers. The Company's marketing efforts emphasize maintaining and building upon the Company's relationship with existing customers. The Company believes that providing exceptional customer service is a key element of its marketing program. The Company maintains an adequate inventory of finished goods which, coupled with its manufacturing capabilities, enables it to rapidly fill customer orders. The Company's marketing efforts emphasize its ability to fill orders in a prompt and reliable fashion. In addition to prompt and reliable order fulfillment, the Company offers a wide variety of customer support services designed to meet the individual needs of its customers. For many of the Company's retail customers, the Company prepackages, price-tags and bar codes individual pieces of jewelry, and then ships an assortment of many prepackaged items to individual retail locations. The Company also is able to provide to its customers computer generated reports analyzing the customers' sales and information regarding market trends. In order to fill customer orders more quickly and efficiently, the Company has implemented an EDI program with certain retail customers. Under this program, the Company electronically receives purchase orders from participating customers and electronically transmits to the customer order acknowledgments, invoices and advance shipping notices. Certain large retailers require their vendors to utilize EDI programs. During each of fiscal 1997and the ten months ended October 31, 1998, approximately 60% of the Company's net sales, were made pursuant to orders received through the EDI program.

     The Company's net sales during the fiscal year ended December 31, 1997 and the ten month period ended October 31, 1998 to its five largest customers aggregated approximately 40% of total net sales during those periods, and sales to one customer, J.C. Penney, accounted for approximately 20% of net sales during the fiscal year ended December 31, 1997 and 15% for the ten month period ended October 31, 1998.

     The Company has no contracts with any of its customers other than the orders for made-to-order products and its relationships with them may be terminated by either party at any time.

Competition

     The jewelry business is highly competitive in the United States. The Company encounters competition primarily from manufacturers with national and international distribution capabilities and, to a lesser extent, from small regional suppliers of jewelry. Management believes that the Company is well positioned in the industry and has a reputation for responsive customer service, high quality and well designed jewelry with broad consumer appeal. The principal competitive factors in the industry are price, quality, design and customer service. The Company's specialized customer service programs are important competitive factors in sales to nontraditional jewelry retailers, including television shopping networks and discount merchandisers. The Company believes that its infrastructure which enables it to offer these programs, combined with low cost manufacturing capabilities, provides the Company with competitive strengths that distinguish it from most of its current competitors. The recent

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trend  towards  consolidation  at the retail  level in the jewelry  industry may increase the level of competition facing the Company.


Security and Insurance

     The facilities are protected by alarm systems connected to two "central stations", one of which is located in the same building as the Company providing ability to answer emergency calls on an immediate basis. Visitors to the building pass three security check points provided by the building as well as security of the Company. An underground secured parking garage provides added convenience and security.

     The Company employs armed security guards, who are on the premises during all operating hours. All employees handling gold are scanned for metal upon each exit from premises. In addition to security cameras all employees are provided with magnetically coded badges for restricted access to all sensitive areas.

     Numerous gold controls are in place for full accountability of all gold movements in the plant, with specific guidelines of responsibility for all employees and managers in the production, quality control, vault and shipping departments.

     The Company has not experienced any material losses from theft and casualty to date. Nevertheless the Company maintains primary all-risk insurance, as well as fidelity insurance, to cover such losses in transit or otherwise if there were a loss. The Company believes that it maintains insurance coverage which is adequate for its business and in conformity with industry practices

Employees

     At February 28, 1999 the Company employed 50 full time employees. Of such employees 2 were employed in management, 3 in sales and design, and 41 in refining, machining, finishing, polishing, assaying, and fabricating, and 4 in administration..

     The Company is not a party to any collective bargaining agreement. The Company considers its relations with its employees to be satisfactory and has not experienced any interruption of operation due to labor disagreements with its employees.

Tradenames and Trademarks

     The Company holds United States trademarks for some of its various brand names including American Charm(R) and Jarnow(R) but believes that its trademarks are not material to its business.

     The Company also uses various unregistered tradenames, trademarks and service marks. With the introduction of new products, the Company anticipates continuing to adopt additional unregistered names and marks.

EDI ORDERS

     As part of its programs to provide customers with just-in-time inventory management and year-round availability of products, the Company maintains year-round in-stock inventory of many of its products at its New York City facility. The Company historically has not experienced excess inventory buildup nor has it been forced to sell substantial amounts of inventory below cost. The Company believes that it has been able to control excessive inventory buildup because a substantial portion of its net sales have been attributable to products pre-ordered by customers prior to manufacture, and because items kept in its in-stock inventory tend to be stable products, which are not particularly susceptible to rapid changes in fashion trends. As the Company's customers make greater use of EDI just-in-time inventory management systems, the Company may be required to increase its in-stock inventory.


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Environmental Regulation

     The Company's manufacturing operations routinely involve the use of certain materials that are classified as hazardous. The company' use of such material is in compliance in all material respects with applicable federal, state and local laws and regulations concerning the environment, health and safety.

     However, the operation of a jewelry manufacturing plant entails risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities with the environmental laws and regulations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future. The Company believes, although there can be no assurance, that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations.

Seasonality

     Retail sales of jewelry are weighted to the fourth quarter. According to the World Gold Council, retail sales by quarter have remained consistent over the last three years with the fourth quarter accounting for approximately 44% of the retail dollar sales and 46% of the retail unit sales in the jewelry industry. For manufacturers these sales patterns reflect a business that tends to fall one-third in the first half of the year with the remaining two-thirds on the second half of the year.

     While the Company's sales are subject to seasonal fluctuations, this fluctuation is mitigated to a degree by the early placement of orders by many of the Company's customers, particularly for the Christmas holiday season. Further, management believes that its sales and those of its customers are not as seasonally affected as most competitor's sales because the Company's pricing is so reasonable and designs are for mass merchandising as to generate year round impulse purchases.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Ten Months Ended October 31, 1998 Compared to Ten Months Ended October 31, 1997

     Net sales decreased $901,495 or 7.7% for the ten months ended October 31, 1998 from net sales of $11,754,442 for the ten months ended October 31, 1997 due to a change in the buying patterns of two large customers which we expect will increase purchases in 1999 .

     Cost  of  sales  as  a  percentage  of  net  sales  remained   constant  at
approximately 74.5% for both ten months ended October 31, 1998 and ten months ended October 31, 1997.

     Operating expenses, and general and administrative expenses remained constant at approximately 26.4% for both ten months ended October 31, 1998 and ten months ended October 31, 1997.

     Interest expenses as a percentage of net sales remained constant at approximately 18.3% for both ten months ended October 31, 1998 and ten months ended October 31, 1997.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net sales decreased $785,304 or 5% for the year ended December 31, 1997 from net sales of

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$15,604,076  for the year  ended  December  31,  1996 due to a change  in buying patterns of two large customers which we expect will increase  purchases in 1999
 .


     Cost  of  sales  as  a  percentage  of  net  sales  remained   constant  at
approximately 73% for both year ended December 31, 1997 and for the year ended December 31, 1996.

     Operating expenses, and general and administrative expenses remained constant at approximately 17.5% for both year ended December 31, 1997 and for the year ended December 31, 1996.

     Interest expenses as a percentage of net sales decreased to 5.3% in the year ended December 31, 1997 from 6% in the year ended December 31, 1996.


Liquidity and Capital Resources

     The Company satisfies its working capital requirements through internally generated funds, loans from shareholders, and use of a revolving line of credit facility with Allstate Financial Corp. ("Allstate"), which provides borrowings up to $8,500,000 subject to certain requirements. See Note 6 to "Notes to Financial Statement." The Company's borrowings under the Line of Credit bear interest at 15% per annum. Interest on any borrowings is paid monthly. Additional funding will be available to the Company upon increase of eligible accounts receivable, as defined. At October 31, 1998, $8,135,000 was outstanding. Borrowings and the revolving credit facility tend to be highest in the fourth quarter. The Company's obligations under the revolving credit facility are secured by a security interest on all the assets of the Company guaranteed by Isaac Nussen and George Weisz. At December 31, 1997, the shareholders subordinated an aggregate of $294,000 in loans made by them to the Company to the loans made by Allstate to the Company.

     The Company does not currently rely on a gold consignment program for its gold bullion production requirements. Many jewelry manufacturing companies rely on such a program to finance their inventories and to hedge against fluctuations in gold values. Briefly described, a jewelry manufacturer tallies his raw gold value in inventory ands sells it to the lender, receiving full value thereof. This has a positive and immediate impact on the jeweler's cash flow. Concurrently with the sale of gold, the jeweler takes back physical possession of the sold gold, on a consignment basis at low interest rates (generally 4.0%-6.0%). The jeweler then uses the lender's gold for manufacturing requirements and replenishes on a cash basis as the gold is used. The jeweler effectively is financing his gold requirements "off balance sheet" as is holding gold that is lender-owned. The Company believes that current costs of borrowing funds is effectively low enough as to not warrant using this method of financing. The Company also believes that this method of financing carries certain risk and costs which the Company feels do not make it worthwhile at current interest rates. Included in these risks is the absolute necessity of tracking exact details of all gold shipments and immediately replacing them. Failure to do so leaves the Company at risk of having to buy gold at high prices in order to replace gold at low prices and not replenish on time.

Inflation and Seasonality

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     The  Company's  operating  expenses  are  directly  affected by  inflation, resulting in an increased cost of doing business. Because the cost of sales depends on the price of raw materials bought in markets located throughout the world, the Company is influenced by inflation on an international basis. In addition, gold prices are affected by political factors by changing perception of the value of gold relative to currencies and by inflationary pressures.

     The Company is impacted by the seasonal demands of its customers. A significant portion of the sales in the fine jewelry industry is concentrated in the forth quarter in anticipation of the holiday season. Accordingly, the Company's's operating results and working capital requirements fluctuate considerably during the year.




ITEM 3   Description of Property

Facilities

     The Company leases facilities at 30-00 47th Avenue, Long Island City, N.Y. from an unaffiliated person which it uses as its executive and sales offices and for manufacturing. It occupies 20,000 sq. feet at a rent starting at $104,500 per annum over a five and a half year lease terminating December 31, 1999, plus a proportional share of real estate tax and operating expense increases and utilities. Approximately 50% of the facility is used for manufacturing, 25% is used for distribution and shipping, and 25% is used for sales and administration functions. The Company believes that its facilities are adequate for its present level of operations and sufficient to accommodate any increase until December 31, 1999.


ITEM 4

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth at December 31, 1998, the name of each person known by the Company to own beneficially more than 5% of the shares of Common Stock of the Company and the number of shares owned by each such person and by each officer and director and all officers and directors as a group, together with the respective percentage holdings of such shares.


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                                                Shares                 Percent
                                              Beneficially             of Shares
         Name and Address                        Owned                 Owned

          George Weisz(1)                      1,125,000                   25.9%
          30-00 47 Avenue
          Long Island City, New York 11101

          Isaac Nussen(1)                      1,125,000                   25.9%
          30-00 47 Avenue
          Long Island City, New York 11101

          Odyssey Acquisition Corp(1) (2)      1,500,000                     34%

          Eric J. Rothschild                         -0-                     -0-
          30-00 47 Avenue
          Long Island City, New York 11101

          Israel Braun                         -120,000-                  - 2.7-
          30-00 47 Avenue
          Long Island City, New York 11101

          Mark Colacurcio                          - 0 -                   - 0 -

          All officers and Directors as a      2,370,000                   54.5
          group (6 persons)

(1) Odyssey Acquisition Corp. granted Mr. Weisz and Mr. Nussen the unconditional right to vote 750,000 of such shares. In addition, the Company issued preferred shares to Mr. Weiz and Mr. Nussen which provide that they will be able to vote no less than 54% of all the voting stock of the Company.

(2) Mr. William Gladstone is the President of the Corporation.

ITEM 5 MANAGEMENT

Executive Officers and Directors of the Company

     The directors and executive officers of the Company are:


Name                              Age          Position
Isaac Nussen                      49   President, CEO and Director
George Weisz                      60   Chief Operating Officer, Vice President ,
                                               Secretary and Director
Eric J. Rothschild                68           Director
Martin Weisz                      32   Treasurer and Chief Financial Officer
Israel Braun                      54   Director
Mark Colacurcio                   39   Director

     Isaac Nussen has served as President CEO and Director since November 1998. He also served and still serves in the same positions for Jarnow Corporation since 1993. Prior thereto he served as an executive officer of Michael Anthony Jewelers, Inc. and other jewelry manufacturing companies for over 25 years.

     George Weisz (a.k.a. Ghidale Weisz) has served as Chief Operating Officer, Vice President and Secretary since November 1998. He also served and still serves in the same positions for Jarnow Corporation since 1993. Prior thereto he served as an executive officer of Michael Anthony Jewelers, Inc. and other jewelry manufacturing companies for over 25 years.

     Eric J. Rothschild has served as a director since November 1998. For the past five years, and prior thereto, he has been a self-employed physician and a member of Orangeburg Orthopedic Associates.

     Martin Weisz has served as Treasurer and Chief financial officer since January 1999. He has been in the Jewelry industry for the past ten years and at Jarnow since 1993.

     Israel Braun has served as a Director of the Company since November 1998. Since 1990 he has been the President of American Computer Forms, Inc., a distributer of stationary and computer paper.

     Mark Colacurcio has been a Director of the Company since November, 1998 Prior to that time he was President of the Company.


     Directors of the Company are elected to serve until the next annual meeting of shareholders or until their respective successors are elected and qualified. The Company does not pay direct remuneration for services to any of its directors. All officers serve at the discretion of the Board of Directors subject to the terms of their employment agreements. By agreement, in connection with the sale of Jarnow to the Company, the parties agreed that Mr. Weisz and Mr. Nussen shall have a right to nominate themself and an additional two persons to be members of the Board of Directors. Odyssey Acquisition Corp.,( "Odyssey") shall have a right to nominate one member of the Board of Directors. Mr. Colacurcio is the nominee of Odyssey. See "Management--Executive Compensation."

ITEM 6    Executive Compensation

     The Summary Compensation Table below sets forth compensation paid by the Company, and its subsidiaries for the three fiscal years ended December 31, 1998 for services in all capacities for its CEO and President. No other principal executive officer received a total annual salary and bonus from the Company which exceeded $100,000.

                                           Summary Compensation Table
                                                                                                 Long-term
                                                                                              Compensation
                                                 Annual Compensation                                Awards
     (a)                                 (b)      (c)               (e)                             (g)
  Name and                                                        Other Annual          Securities Underlying
 Principal  Position                    Year         Salary       Compensation               Options/SAR (#)
-------------------------------------------------------------------------------------------------------------------
                                                     $250,000   1998
George Weisz                            1997         $250,000              0                         0
Chief Executive Officer                 1996         $250,000
                                                     $250,000   1998
Isaac Nussen                            1997         $250,000              0                         0
President                               1996         $250,000

-------------------------------------------------------------------------------------------------------------------

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

     Mr. Weisz and Nussen intend to enter into a four year employment Contract pursuant to which they will be entitled to receive at an annual salary of $250,000 each. In addition, both will be entitled to receive a bonus of 2 1/2% of the Company's net profit (before taxes) in excess of $500,000 in each fiscal year commencing with the fiscal year ending December 31, 1999, cost of living increase, and for the Company to purchase and keep in force for the benefit of Mr.

Weisz and Mr. Nussen, and each of them, a life insurance policy in the face amount of $1,000,000. Further, on change of control, in the event either or both Mr. Weisz or Mr. Nussen, terminates their employment with the Company, they will each be entitled to receive a lump sum payment equal to 290% of his average annual compensation for the five years preceding the date of termination.

Stock Option Plan

     In November 1998, the Company adopted a Stock Option Plan (the "Plan"). An aggregate of 600, 000 shares of Common Stock are authorized for issuance under the Plan. The Plan provides that incentive and non-qualified options may be granted to officers and other key employees and consultants to the Company for the purpose of providing an incentive to such persons to work for the Company. The Plan may be administered by either the Board of Directors or a committee of three directors appointed by the Board ("Committee"). The Board or Committee determines, among other things, the persons to whom stock options are granted, the number of shares subject to each option, and the date or dates upon which each option may be exercised, and the exercise price per share.

     Options may be granted under the Plan until November 2008. Options granted under the Plan are exercisable for a period of up to ten years from the date of grant. Options terminate upon the optionee's termination of employment with the Company, except that under certain circumstances an optionee may exercise an option within the three-month period after termination of employment. An optionee may not transfer any options granted to such optionee except that an option may be exercised by the personal representative of a deceased optionee within the three-month period following the optionee's death. Incentive options granted to any employee who owns more than 10% of the Company's outstanding Common Stock immediately before the grant must have an exercise price of not less than 110% of the fair market value of such underlying stock on the date of the grant and the exercise term of such options may not exceed five years. The aggregate fair market value of Common Stock (determined at the date of grant) for which any employee may exercise incentive option in the first calendar year may not exceed $100,000.

     The Board of Directors may from time to time amend or may terminate the Plan without action by the Company's shareholders, but no such amendment may increase the number of shares of Common Stock that may be issued under the Plan without the consent of the Company's shareholders or impair the rights of holders of outstanding options without the consent of such holders. To date no stock option are outstanding under the plan .

     The Company has no pension or profit sharing plan or other contingent forms of remuneration, other than as provided for in employment agreements with George Weisz and Isaac Nussen. See "Executive Compensation."

     The Company has been advised that in the opinion of the Commission indemnification for liabilities arising under the Securities Act is against
public  policy  as  expressed  in  the   Securities   Act  and  is,   therefore,
unenforceable.

ITEM 7
                              CERTAIN TRANSACTIONS

     On November 26, 1998, the Company issued 2,250,000 shares of Common Stock to George Weisz and Isaac Nussen (1,125,000 to each) in exchange for all of their issued and outstanding shares of Shilaat Corp., the parent company of Jarnow. In addition, in November 1998, the Company issued 1,500,000 shares of Common Stock to Odyssey Acquisition Corp. in exchange for its shares of Shilaat Corp.

     At October 30, 1998, the Company owes George Weisz and Isaac Nussen moneys in connection with certain loans made to the Company and for salaries.

     George Weisz and Isaac Nussen have personally guaranteed, without compensation therefor, the Company's indebtedness to All State Financial. The company will use its best efforts to remove them from the guarantee or then compensate.


                          DESCRIPTION OF CAPITAL STOCK
ITEM 8

      The Company's authorized capital stock consists of (i) 40,000,000 shares of Common Stock, par value $.001 per share and (iii) 5,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). 4,400,000 shares of Common Stock and 200,000 shares of Series A Preferred Stock are currently outstanding.



Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of Common Stock is prohibited. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding Preferred Stock. The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking funds provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable, and all of the shares of Common Stock offered hereby, when issued, will be fully paid and nonassessable.

      Vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.
See "Certain Anti-Takeover Matters" below.

     Under the Delaware General Corporation Law ("DGCL"), stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. If stockholders action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information about the action taken.

Certain Anti-Takeover Matters

     The Company's Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to the Certificate of Incorporation or Bylaws to be brought before meetings of stockholders of the Company. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Company not less than 90 days nor more than 180 days prior to an annual meeting or, in the case of a special meeting, not less than 40 days nor more than 60 days prior to such meeting (or if fewer than 50 days' notice or prior public disclosure of the meeting date is given or made by the Company, not later than the seventh day following the day on which the notice was mailed or such public disclosure was made).

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding vote stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

Limitation of Liability

     Section 102(b)(7) of the DGCL allows a Delaware corporation to limit a director's personal liability for monetary damages for breaches of certain fiduciary duties owned to the corporation and its stockholders. The Company's Certificate of Incorporation contains a provision that limits the liability of its directors for monetary damages for any breach of fiduciary duty as a director to the maximum extent permitted by the General Corporation Law. This provision, however, does not eliminate a director's liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) in respect of certain unlawful dividend payments or stock purchases or redemptions. The inclusion of this provision in the Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. This provision does not prevent the Company or its stockholder from seeking injunctive relief or other equitable remedies against its directors under applicable state law, although there can be no assurance that such remedies, if sought, would be obtained.

Transfer Agent

     The Transfer Agent for the Common Stock is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tanara'e FL 33321.


MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


ITEM 1

     The Company's Common Stock is listed for trading on the Bulletin Board. The following table sets forth the range of high and low bid prices of the Company's Common Stock for the fiscal quarters of 1997 and 1998 on the Bulletin Board. These quotations represent prices between dealers in securities, do not include retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.




Fiscal Year Ended            Fiscal Year Ended
December 31, 1997            December 31, 1998
High Bid  Low Bid            High Bid  Low Bid




COMMON STOCK ( UVGI )
First Quarter                                                     1.5      1.187
Second Quarter                                                   1.25        .25
Third Quarter                      4            .75             .3125        .25
Fourth Quarter                   1.5          1.125              8.03        .25
----------------------------

The closing bid price of the Common Stock on December 31, 1998 was $7.875

              Holders of Common Stock are entitled to dividends, when, as, and if declared by the Board of Directors out of funds legally available therefore. The holders of the Common Stock may not receive dividends until the holders of the Preferred Stock, if issued, receive all accrued but unpaid dividends. The Company has not paid any cash dividends on its Common Stock and, for the immediate future, intends to retain earnings, if any, to finance the development and expansion of its business.

ITEM 2.    LEGAL PROCEEDINGS

           Management knows of no material legal proceeding pending, threatened or contemplated which the Company is or may be a party to or which any of its property is subject.

ITEM 3 Changes in and Disagreements With Accountants.
                     None
Item 4. Recent Sales of Unregistered Securities.

           No securities that were not registered under the Securities Act have been issued or sold by the Registrant within the past three years except as follows:

           July 1, 1996 Registrant issued 25,000 Shares in connection with a merger of a company into Registrant.

           In May 1996 Registrant issued 10,117 shares to the founders of the Company.

                     In November 1998, the Registrant issued 3,750,000 shares to three persons in exchange for the shares of Shilaat Corp.

           In November 1998, the Company issued 600,000 shares in a Rule 504 offering.

           In December 1998, the Company issued 120,000 shares in exchange for the cancellation of debt.

           The aforementioned issuances and sales were made in reliance upon the exemption from the registration provisions of the 1933 Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective registration statement under the 1933 Act, or an exemption from such registration requirements. The Registrant will place stop transfer instructions with its transfer agent with respect to all such securities.

Item 5.    Indemnification of Directors and Officers.

           Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification.

           Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered) the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Part III

ITEM 1 Exhibits

           3.1       Certificate of Incorporation as Amended
           3.2       By-Laws
           5.1       Stock Option Plan




SIGNATURES

           Pursuant to the requirements of Section 12 the Securities Exchange Act of 1934, the

Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 12 day of March 1999.


                                                     UNITED VENTURES GROUP, INC



                                                     By:/s/ ISAAC NUSSEN
                                                            Isaac Nussen
                                                            President

                               JARNOW CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

Jarnow Corporation:

Independent Auditors' Report....................................................

Balance Sheet at December 31, 1998..............................................

Statement of Income and Retained Earnings (Deficit)
for the years ended December 31, 1997 and 1996..................................

Statement of Cash Flows for the years ended December 31, 1997 and 1996..........

Notes to Financial Statements...................................................

Unaudited - Jarnow Financial Statements:

Balance Sheet at October 31, 1998...............................................

Statement of Income and Retained Earnings
for the ten months ended October 31, 1998 and 1997..............................

Unaudited - Pro-forma United Ventures Group, Inc. Financial Statements:

Description of Unaudited Pro-forma Financial Statements.........................

Unaudited Pro-forma Consolidated Balance Sheet at October 31, 1998..............

Notes of Unaudited Pro-forma Financial Statements...............................

                          INDEPENDENT AUDITORS' REPORT



                                                                  June 23, 1998

To the Board of Directors and Stockholders
Jarnow Corporation
Long Island City, New York

       We have audited the accompanying balance sheet of Jarnow Corporation as of December 31, 1997 and the related statements of income and retained earnings (deficit), and cash flows for the years ended December 31, 1997 and 1996.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jarnow Corporation as of December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.



                                            /s/Feldman Sherb Ehrlich & Co., P.C.
                                                 Certified Public Accountants

                               JARNOW CORPORATION

                                  BALANCE SHEET

                                DECEMBER 31, 1997



ASSETS

CURRENT ASSETS:
Cash                                                            $         6,670
Accounts receivable - net of allowance for doubtful
   accounts of $51,000                                                4,879,191
Inventories                                                          10,922,793
Prepaid expenses                                                         99,860
Deferred financing costs                                                 69,672
                                                                 ---------------
      TOTAL CURRENT ASSETS                                           15,978,186

Equipment, improvements and fixtures                                    950,047
Costs in excess of net assets acquired                                  442,501
Deferred offering costs                                                  90,000
Deposits                                                                 17,624
                                                                 ---------------

                                                                $    17,478,358
                                                                  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Line of credit - bank                                              $  8,173,666
Term loan - bank, current portion                                       116,676
Notes payable - related party                                           500,000
Due to stockholders - subordinated                                      294,121
Accounts payable and accrued expenses                                   642,089
                                                                  --------------
      TOTAL CURRENT LIABILITIES                                       9,726,552

Term loan - bank                                                        204,155
                                                                  --------------

STOCKHOLDERS' EQUITY:
Common stock, no par value; 200 shares authorized, issued and
    outstanding                                                       1,500,000
Additional paid-in capital                                            5,900,000
Retained earnings                                                       147,651
                                                                  --------------
      TOTAL STOCKHOLDERS' EQUITY                                      7,547,651
                                                                  $  17,478,358




                       See notes to financial statements.

                                                JARNOW CORPORATION

                               STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

                                                                                              Years Ended
                                                                                              December 31,
                                                                                   1997                     1996
                                                                              ---------------       -------------------
NET SALES                                                                       $  14,818,772             $  15,604,076

Cost of goods sold                                                               (10,835,340)              (11,528,480)
                                                                              ---------------        ------------------

GROSS PROFIT                                                                        3,983,432                 4,075,596

Selling, general and administrative                                               (2,646,311)               (2,729,513)
                                                                              ---------------        ------------------

INCOME FROM OPERATIONS                                                              1,337,121                 1,346,083

INTEREST EXPENSE                                                                    (794,968)                 (945,407)
                                                                              ---------------        ------------------

INCOME BEFORE INCOME TAXES AND
EXTRAORDINARY ITEM                                                                    542,153                   400,676

Provision for income taxes                                                           (79,800)                     (625)
                                                                              ---------------        ----------------

INCOME BEFORE EXTRAORDINARY ITEM                                                      462,353                   400,051

EXTRAORDINARY ITEM - Loss on early
extinguishment of debt (net of income tax benefit of                                                                  -
$28,000)                                                                              279,624
                                                                              ---------------

NET INCOME                                                                            182,729                   400,051

ACCUMULATED DEFICIT-  BEGINNING OF YEAR                                              (35,078)                 (435,129)
                                                                              ---------------        ------------------

RETAINED EARNINGS (DEFICIT)- END OF YEAR                                $             147,651   $              (35,078)
                                                                              ===============        ==================

                                           See notes to financial statements.

                                                    JARNOW CORPORATION

                                                 STATEMENTS OF CASH FLOWS


                                                                                                 Years Ended
                                                                                                 December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:                                                    1997                    1996
                                                                                     -----------             ----------
Net income                                                                          $    182,729            $   400,051
                                                                                     ------------            ----------
Adjustments to reconcile net income to
   net cash used in operating activities:
     Depreciation and amortization                                                       871,175                884,620
     Write-off of deferred financing costs                                               175,446                      -
Change in assets and liabilities:
     Decrease (increase) in accounts receivable                                          455,893             (1,743,449)
     Increase in merchandise inventories                                              (4,626,708)               (17,419)
     (Increase) decrease in prepaid expenses                                             (66,336)               187,095
     (Increase) decrease in deposits                                                        (171)                15,815
     Decrease in accounts payable and accrued expenses                                  (392,431)              (212,515)
     Decrease in deposits from customers                                                (100,000)              (111,804)
                                                                                      ----------            -----------
      Total adjustments                                                               (3,683,132)              (997,657)
                                                                                      ----------            -----------
   Net cash used in operating activities                                              (3,500,403)              (597,606)
                                                                                      -----------           -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of equipment, improvements, and fixtures                                 (155,431)              (424,430)
                                                                                      -----------           -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - banks, net of repayments                                 9,138,941              1,125,980
Proceeds from notes payable - related party                                              500,000                      -
Proceeds from stockholders' loans                                                            -                  110,200
Increase in deferred financing costs                                                     (79,625)                     -
Repayment of notes payable                                                            (6,146,048)              (200,000)
Borrowings - stockholders                                                                242,704                      -
                                                                                      -----------           -----------
   Net cash provided by financing activities                                           3,655,972              1,036,180
                                                                                      -----------           -----------
NET INCREASE IN CASH                                                                         138                 14,144
CASH - BEGINNING OF YEAR                                                                   6,532                 (7,612)
                                                                                      -----------           -----------

CASH - END OF YEAR                                                                  $      6,670            $     6,532
                                                                                      ===========            ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
Interest paid                                                                       $    786,856            $   744,260
                                                                                       ==========           ===========
Taxes paid                                                                          $     24,659            $     9,098
                                                                                       ==========           ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  FINANCING ACTIVITIES:
Contribution of debt to additional paid - in capital                                $  5,900,000            $         -
                                                                                       ==========           ============



                                            See notes to financial statements.


                               JARNOW CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 1997 AND DECEMBER 31, 1996


1.      ORGANIZATION, OWNERSHIP AND PRINCIPAL BUSINESS ACTIVITIES

        Jarnow Corporation (the "Company") was organized in the State of New York on July 12, 1993 for purposes of acquiring jewelry manufacturing companies. The Company's customers are principally large national retail stores. On December 20, 1993, the principal shareholders of the Company formed Ultimar II Jewelry Corporation, ("Ultimar II") for the purpose of acquiring all of the issued and outstanding common stock of Ultimar Creations, Inc., a wholesale jewelry manufacturer which was subsequently liquidated. On April 20, 1994, such principal shareholders of the Company formed JE Jewelry Corporation, ("JE Jewelry") for purposes of acquiring certain assets from Joe Eisenberger and Co., Inc. ("Eisenberger"), a wholesale jewelry manufacturer. On April 26, 1994, the Company acquired certain assets from GoldLine Co., Inc. ("GoldLine"). On November 20, 1997 JE Jewelry and Ultimar II were merged into Jarnow under a plan of merger dated September 4, 1997.

        All of the issued and outstanding common shares of Ultimar II and JE Jewelry were canceled and all of its assets and liabilities were transferred to the Company. Ultimar II and JE Jewelry subsequently went out of existence. The Merger has been accounted for as a combination of commonly controlled entities and is recorded at the transferors historical cost basis. Accordingly, the financial statements presented herein present the financial position and results of operations and cash flows for JE Jewelry and Ultimar II and the Company as if they had been combined for all periods presented.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Inventories - Inventories are stated at the lower of cost, determined by the first-in first-out method, or market.

        Allowance for Doubtful Accounts and Returns - Provisions for losses on accounts receivable are made in amounts required to maintain an adequate allowance for doubtful accounts. Accounts receivable are written off against such allowance when it is determined by the Company that collection will not be received.

        The Company provides an allowance for returns by customer. The allowance is on a specific identification basis by customer. Such allowance was $422,000 at December 31, 1997.

        Equipment, Improvements and Fixtures - Equipment, improvements and fixtures are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (5-10 years) of the related assets. Leasehold improvements are amortized over the lesser of the related lease terms or the estimated useful lives of the improvements. Depreciation expense for the year ended December 31, 1997 was $448,047. Maintenance and repairs are charged to expense as incurred.

        Deferred Financing Costs - In connection with the refinancing of its debt a bank in 1997 (see Note 6), the Company incurred certain financing costs which are being amortized over the term of the related loan which expires on August 12, 2000. Related accumulated amortization at December 31, 1997 totaled $9,954.

        Costs in Excess of Net Assets Acquired - Costs in excess of net assets acquired are amortized on a straight-line basis over an estimated life of five years based on the useful life of the underlying intangible assets acquired.

        Income Taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code and New York State Tax Statutes to be an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes would be included in the financial statements pertaining to the Company. Local income taxes are calculated based on income as defined by New York City.

        Impairment of Long-Lived Assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1997, the Company believes that there has been no impairment of its long-lived assets.

3.      EQUIPMENT, IMPROVEMENTS, AND FIXTURES

        Equipment, improvements, and fixtures, at December 31, 1997 consists of the following:


         Factory machinery and equipment                            $ 1,950,419
         Furniture and fixtures                                          27,781
         Leasehold improvements                                          43,267
         Computer software                                              194,004
         Computer equipment                                             126,554
                                                                   -------------
                                                                      2,342,025
         Less: accumulated depreciation and amortization             (1,391,978)
                                                                    $   950,047
                                                                    ============

              All equipment, improvements, and fixtures are pledged pursuant to a line of credit agreement entered into between the Company and a bank (see Note 6).

       4. COSTS IN EXCESS OF NET ASSETS ACQUIRED - NET

          Costs in excess of net assets acquired relates to the acquisition of the stock and assets (see Note 1) and consists of the following:


Customer lists, styles, and backlog                                $    601,230
Acquisition costs                                                     1,026,031
                                                                    ------------
                                                                      1,627,261
Less: accumulated amortization                                       (1,184,760)
                                                                   $    442,501
                                                                    ============

      Amortization expense of the costs in excess of net assets acquired amounted to $325,451 and $465,809 for the years ended December 31, 1997 and 1996, respectively..

 5.   LOAN PAYABLE - RELATED PARTY

      In December 1997, the Company entered into a $500,000 loan with an entity that is wholly owned by the shareholders of the Company. The note is payable upon demand and bears interest at 8% per annum.

 6.   NOTE PAYABLE - BANK

      On August 13, 1997, the Company entered into a new financing agreement with a bank, that provides for two borrowing facilities. The proceeds of both facilities were used to refinance the existing notes payable to another institution and the bank and to provide the Company with additional working capital financing.

      The first facility provides the Company with a revolving line of credit of $10,000,000. Borrowings are limited to 80% of the net amount of eligible receivables plus 50% of inventory, which cannot exceed $4,000,000, as defined.

      The second facility consists of a term loan in which the Company borrowed $350,000, payable in 35 equal monthly installments of $9,723 comprised of principal, plus related interest, commencing October 1, 1997.

      Both facilities bear an interest rate of 1/2% above the bank's base rate, as defined, and expire on August 12, 2000. The facilities are secured by the Company's accounts receivable, inventory and machinery and equipment. The Company is required to maintain certain financial ratios and is bound by certain restrictive covenants as defined.

      In connection with the refinancing the Company recorded an extraordinary loss on the early extinguishment of debt.

      In June 1998, the Company entered into a financing arrangement with a financial institution which provided for initial funding of $6,500,000 based upon and secured by certain levels of accounts receivable, inventory and equipment. Additional funding will be available to the Company upon the increase of eligible accounts receivable, as defined. The Company is bound by certain covenants, as defined. The proceeds from this loan were used to repay the Company's existing line of credit and term loan with the bank (Note 6). The financing arrangement bears an interest rate of 15% per annum. The shareholders of the Company have guaranteed payment of the obligation.

 7.   DUE TO STOCKHOLDERS

      Due to stockholders in the aggregate amount of $294,121, represent advances from stockholders of the Company. Such advances are in the form of noninterest bearing loans and are payable on demand. During March 1997 a former shareholder and a Company owned in part by such shareholder assigned the amounts due from the Company of $1,923,643 and $750,000, respectively, to the remaining stockholders of the Company. In addition, the stockholders contributed to the capital of the Company $5,900,000 of the loans payable to them and subordinated the remaining $294,121 to the borrowings from the bank.

 8.   COMMITMENTS AND CONTINGENCIES

      The Company leases space for its administrative offices, showrooms and its manufacturing plant under an operating lease expiring on December 31, 1999. The lease provides for the Company to pay a proportionate share of the building's real estate taxes and operating expense escalations, as defined.

      For the year ended December 31, 1997 and 1996, the Company incurred total rent expense amounting to $123,537 and $102,500 respectively.

       At December 31, 1997, the aggregate future minimum lease payments required under such lease are as follows:



        Year ending
        December 31,
          1998                                            $        118,750
          1999                                                     123,500
                                                                 ----------
                                                          $        242,250
                                                                 ==========

 9. ECONOMIC DEPENDENCY AND CREDIT RISK

       For the year ended December 31, 1997, 27% of the Company's sales were derived from one customer. For the year ended December 31, 1996, 46% of the Company's sales were from two customers.

 10.  PROPOSED PUBLIC OFFERING

       In November 1997, the Company entered into a letter of intent with an underwriter for an initial public offering of the Company's common stock. The number of shares to be offered and the price per share is being negotiated between the Company and the underwriter. In conjunction with such offering the Company has capitalized $90,000 in deferred offering costs which will be deducted from the proceeds of the offering or expensed if the offering is not consummated.

                               JARNOW CORPORATION

                                  BALANCE SHEET

                                OCTOBER 31, 1998

                                   (Unaudited)



                                     ASSETS

CURRENT ASSETS:
     Accounts receivable, net of allowance                    $       6,872,085
     Inventories                                                      9,220,769
     Prepaid expenses                                                    36,001
     Deferred financing costs                                            89,833
                                                                ----------------
         TOTAL CURRENT ASSETS                                        16,218,688

PROPERTY AND EQUIPMENT, net                                             765,855

OTHER ASSETS                                                             17,624
                                                                ----------------

                                                              $      17,002,167
                                                                ================



                      LIABILITIES AND STOCHOLDERS' DEFICIT


CURRENT LIABILITIES:
     Cash overdraft                                           $          87,610
     Accounts payable and accrued expenses                              739,828
     Line of credit                                                   8,135,178
     Note payable - related party                                       500,000
     Due to stockholders                                                 48,689
                                                                ----------------
         TOTAL CURRENT LIABILITIES                                    9,511,305

STOCKHOLDERS' DEFICIT:
     Common stock - no par value;                                     1,500,000
         200 shares authorized, issued and outstanding
     Additional paid-in capital                                       5,900,000
     Retained earnings                                                   90,862
                                                                ----------------
         TOTAL STOCKHOLDERS' DEFICIT                                  7,490,862
                                                                ----------------

                                                              $      17,002,167
                                                                ================

                               JARNOW CORPORATION

                    STATEMENT OF INCOME AND RETAINED EARNINGS

               FOR THE TEN MONTHS ENDED OCTOBER 31, 1998 AND 1997

                                   (Unaudited)



                                                    Ten Months Ended
                                                       October 31,
                                             -----------------------------------
                                                  1997               1998
                                             ---------------    ----------------


NET SALES                                  $     10,852,927   $      11,754,442

COST OF GOODS SOLD                                7,973,282           8,662,153
                                             ---------------    ----------------

GROSS PROFIT                                      2,879,645           3,092,289

Operating Expenses -
     General and administrative                   1,993,772           2,141,179
                                             ---------------    ----------------

INCOME FROM OPERATIONS                              885,873             951,110

Interest  expense                                   856,931             615,668
                                             ---------------    ----------------

INCOME BEFORE INCOME TAXES                           28,942             335,442

Provision for income taxes                           27,118              25,071
                                             ---------------    ----------------

INCOME BEFORE EXTRODINARY ITEM                        1,824             310,371

Extrodinary item:
     Loss on extinguishment of debt                  58,613             279,624
                                             ---------------    ----------------

NET (LOSS) INCOME                          $        (56,789)  $          30,747
                                             ===============    ================

RETAINED EARNINGS (DEFICIT)
     BEGINING OF PERIOD                             147,651             (35,078)

RETAINED EARNINGS (DEFICIT)
     END OF PERIOD                         $         90,862   $          (4,331)
                                             ===============    ================

                           UNITED VENTURES GROUP, INC.
                    (FORMERLY TRAVELNET INTERNATIONAL, CORP.)
                               UNAUDITED PRO FORMA
                           CONSOLIDATED BALANCE SHEET


         The accompanying pro forma consolidated balance sheet has been prepared to show the effects of the acquisition of Jarnow Corporation by United Ventures Group, Inc. The acquisition is accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of Jarnow obtained control of the consolidated entity. Accordingly, the merger of the two companies is recorded as a recapitalization of Jarnow, with Jarnow treated as the continuing entity.

         The following unaudited pro forma consolidated balance sheet presents the pro forma financial position of the United Ventures Group, Inc. at October 31, 1998 as if the acquisition of Jarnow Corporation had occurred on such date.

                                                    UNITED VENTURES SROUP, INC.

                                            UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                         OCTOBER 31, 1998


                                                             ASSETS



                                                                      United Ventures             Pro Forma
                                                Jarnow              (formerly Travelnet          Adjustments           Pro Forma
                                             Corporation           International, Corp.)           DR (CR)               Total
                                        -----------------------    ----------------------      -----------------    ----------------
CURRENT ASSETS:
     Accounts receivable, net         $              6,872,085                                                            6,872,085
     Inventories                                     9,220,769                                                            9,220,769
     Prepaid expenses                                   36,001                                                               36,001
     Deferred financing costs                           89,833                                                               89,833
                                        -----------------------    ----------------------      -----------------    ----------------
         TOTAL CURRENT ASSETS                       16,218,688               -                        -                  16,218,688

PROPERTY AND EQUIPMENT, net                            765,855               -                        -                     765,855

OTHER ASSETS                                            17,624               -                        -                      17,624
                                        -----------------------    ----------------------      -----------------    ----------------

                                      $             17,002,167   $           -                        -           $      17,002,167
                                        =======================    ======================      =================    ================



                                                          LIABILITIES AND STOCHOLDERS' DEFICIT


CURRENT LIABILITIES:
     Cash overdraft                   $                 87,610   $                        (2)            (2,000)  $          85,610
     Accounts payable and
       accrued expenses                                739,828                                                              739,828
     Line of credit                                  8,135,178                                                            8,135,178
     Note payable - related party                      500,000                                                              500,000
     Due to stockholders                                48,689                                        -                      48,689
                                        -----------------------    ----------------------      -----------------    ----------------
         TOTAL CURRENT LIABILITIES                   9,511,305               -                           (2,000)          9,509,305

STOCKHOLDERS' DEFICIT:
     Common stock                                    1,500,000                            (1)        (1,500,000)           -
     Common stock - $.001 par value;                                                  75  (1)             3,750               3,825
         20,000,000 shares authorized; 650,000
         shares issued and outstanding; 3,825,000
         shares issued and outstanding pro forma
     Preferred stock - $.001 par value;                                                   (2)             2,000               2,000
         5,000,000 shares authorized; 2,000,000
         shares issued and outstanding pro forma
     Additional paid-in capital                      5,900,000                   435,197  (1)         1,500,000           7,396,175
                                                                                          (1)          (439,022)
     Retained earnings                                  90,862                  (435,272) (1)           435,272              90,862
                                        -----------------------    ----------------------      -----------------    ----------------
       TOTAL STOCKHOLDERS' DEFICIT                   7,490,862               -                            2,000           7,492,862
                                        -----------------------    ----------------------      -----------------    ----------------
                                      $             17,002,167   $           -                        -           $      17,002,167
                                        =======================    ======================      =================    ================



                                             See notes to pro forma financial statements.



                           UNITED VENTURES GROUP, INC.
                    (FORMERLY TRAVELNET INTERNATIONAL, CORP.)
                          NOTES TO UNAUDITED PRO FORMA
                           CONSOLIDATED BALANCE SHEET


A. The following unaudited pro-forma adjustments are included in the accompanying unaudited adjusted consolidated balance sheet at October 31, 1998:

                  (1) To record the acquisition by United Ventures Group, Inc. in November 1998 of 100% of the issued and outstanding shares of Jarnow Corporation in exchange for 3,750,000 shares of its common stock. The exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of Jarnow Corporation, pursuant to which Jarnow Corporation, Inc. is treated as the continuing entity.

                  (2) To record issuance of 2,000,000 shares of series A Preferred stock.